+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5    Filed pursuant to Section 16(a) of the Securities and
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person*

         Mack                       Fredric                          H.
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c/o Mack-Cali Realty Corporation
11 Commerce Drive
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                                   (Street)

    Cranford,                   New Jersey                          07016
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol Mack-Cali Realty Corporation (CLI)
                                             ----------------------------------

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)
                --------------

4.  Statement for Month/Year       03/98
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [ ] Director    [ ] Officer             [ ] 10% Owner    [X] Other
                        (give title below)                       (specify below)

                Member of Advisory Board
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

     X
    ____ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            Print of Type Responses

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Units of Limited Partnership                            1/1/98             J(2)                        509
Interest (1)
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Units of Limited Partnership
Interest (1)
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Units of Limited Partnership
Interest (1)
-----------------------------------------------------------------------------------------------------------------------------
Series B Preferred Units                                1/1/98             J(2)                         35
of Limited Partnership Interest (3)
-----------------------------------------------------------------------------------------------------------------------------
Series B Preferred Units
of Limited Partnership Interest (3)
-----------------------------------------------------------------------------------------------------------------------------
Series B Preferred Units
of Limited Partnership Interest (3)
-----------------------------------------------------------------------------------------------------------------------------
Warrants to Purchase Units                               1/1/98            J(2)                        288
of Limited Partnership Interest (4)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

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

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion         Title   Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
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

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                               (1)                  Common   509                            251,144(1)         D
                                                    Stock
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                                                                                             39,495            I      Fredric Mack,
                                                                                                                      Charitable
                                                                                                                      Trust A
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                                                                                             23,874            I      Fredric Mack,
                                                                                                                      4/30/92
                                                                                                                      Trust
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                               (3)                  Common     (3)                           15,964(3)         D
                                                    Stock
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                                                                                              2,535(3)         I      Fredric Mack,
                                                                                                                      Charitable
                                                                                                                      Trust A
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                                                                                              1,492(3)         I      Fredric Mack,
                                                                                                                      4/30/92
                                                                                                                      Trust
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                               (4)                  Common   288(4)                         129,372(4)         D
                                                    Stock
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

FORM 4 (continued)

Explanation of Responses:

(1) The Units of Limited Partnership Interest ("Units") represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack-Cali Realty Corporation conducts its real estate activities. Beginning on December 11, 1998, the Units shall be redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis. 205,604 of the reporting person's 251,144 Units are contingent and will convert, in whole or in part, into ordinary Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Units shall not be entitled to any rights associated with the ordinary Units.

(2) Pursuant to an agreement effective as of January 1, 1998, the Leeds Partnership assigned all of its right, title and interest in and to all of its Units, Series B Preferred Units of Limited Partnership Interest and Warrants to Purchase Units to the reporting person and other members of the reporting person's family.

(3) The Series B Preferred Units of Limited Partnership Interest (the "Series B Preferred Units") are immediately convertible into Units. 685 of the reporting person's 15,964 Series B Preferred Units are contingent and will convert, in whole or in part, into ordinary Series B Preferred Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Series B Preferred Units shall not be entitled to any rights associated with the ordinary Series B Preferred Units. Currently, the reporting person's 15,279 ordinary Series B Preferred Units are convertible into 440,953 Units, the 2,535 Series B Preferred Units held by the Charitable Trust are convertible into 73,160 Units and the 1,492 Series B Preferred Units held by the 4/30/92 Trust are convertible into 43,059 Units. Any Units received upon conversion of Series B Preferred Units shall be redeemable into an equal number of shares of Common Stock beginning on December 11, 2000.

(4) The Warrants to purchase Units of Limited Partnership Interest are exercisable on a one-for-one basis beginning on December 11, 1998 for a period of four years thereafter at a price of $37.80 per Unit. Any Units received upon exercise of the Warrants shall be immediately redeemable into Common Stock.

                              /s/ Fredric H. Mack               4/10/98
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.